Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING ON THE HONG KONG STOCK EXCHANGE

APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING

The Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion and the Company has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The Effective Date, being the date of the Primary Conversion becoming effective, is expected to be May 1, 2023, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual primary listed on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

CONTINUING CONNECTED TRANSACTIONS

The Board hereby announces that on December  23, 2022, the Company entered into the CCT Agreements. Pursuant to Chapter 14A of the Hong Kong Listing Rules, the relevant counterparties of the CCT Agreements shall be regarded as connected persons of the Company upon the Effective Date as a result of their respective relationship with the Directors or substantial shareholders of the Company or its subsidiaries as set out below. Accordingly, the CCT Agreements and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company upon the Effective Date.

PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND ISSUANCE MANDATE

Ordinary resolutions will be proposed at the First GM to approve the grant of (i) a share repurchase mandate to the Directors to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the Directors to allot, issue or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate.

PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association in order to comply with Appendix 3 to Hong Kong Listing Rules upon the Primary Conversion.

This announcement is issued pursuant to paragraph 3.29 of Guidance Letter HKEX-GL112-22 (the “Guidance Letter”) and Rule 13.51(1) of the Hong Kong Listing Rules.

1.	APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING AND RECEIPT OF PRIMARY CONVERSION EXCHANGE ACKNOWLEDGMENT

1.1	Background

The Company was incorporated in the Cayman Islands in 2015 and has been primary listed on the NYSE (NYSE Ticker Symbol: ZTO) since October 2016 and secondary listed on the Hong Kong Stock Exchange as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules since September 2020. Taking into account the trading volume of the Company’s shares traded on the Hong Kong Stock Exchange has increased significantly since the secondary listing in Hong Kong, the nexus between Hong Kong and the principal business operations of the Company in the PRC, as well as the long-term business development and prospects of the Company (including but not limited to further broadening the investor base in China), the Company is considering to pursue the Primary Conversion, including the removal of the stock marker “S” from its stock short name, to be effective on the Effective Date.

The Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion (the “Primary Conversion Application”) and the Company has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion (the “Primary Conversion Exchange Acknowledgment”). The Effective Date, being the date of the Primary Conversion becoming effective, is expected to be May 1, 2023, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual primary listed on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

1.2	Compliance with applicable Hong Kong Listing Rules upon Primary Conversion

Upon the Effective Date, it is expected that the Company will be able to comply with all the relevant Hong Kong Listing Rules, the SFO and laws which are applicable to a dual primary listed issuer, including the Hong Kong Listing Rules subject to the waivers and exemptions granted or applicable to the Company as a secondary listed issuer on the Hong Kong Stock Exchange (the “Existing Waivers”) which will/is expected to be withdrawn or no longer applicable upon the Effective Date, unless otherwise separately waived or exempted by the Hong Kong Stock Exchange. In preparation of the Primary Conversion and prior to the Effective Date, the Company will make the necessary arrangements, including, among others, the following to enable it to comply with the relevant Hong Kong Listing Rules:

(i)	obtain Shareholders’ approval at the First GM to approve certain matters, including (i) the proposed grant of the share repurchase mandate and issuance mandate, and (ii) the proposed adoption of the revised Articles of Association to comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules, amongst others;

(ii)	put in place the necessary internal control measures, such as adopting a code of conduct regarding securities transactions by Directors on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules and policies in respect of restriction on purchase of own shares, notifiable transactions and connected transactions;

(iii)	amend the charters of its audit committee, compensation committee and the nominating and corporate governance committee to comply with the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules with effect from the Effective Date;

(iv)	retain upon Effective Date a compliance advisor for at least one year therefrom to advise on compliance with the applicable laws and regulations, as well as the Hong Kong Listing Rules, to enable it to comply with all applicable laws, regulations and Hong Kong Listing Rules upon the Primary Conversion; and

(v)	appoint Mr. Ming King Chiu (趙明璟) of Vistra Corporate Services (HK) Limited and Ms. Songfei Li ( 李 送 霏 ), the Head of Capital Markets of the Company, as joint company secretaries with effect from the Effective Date.

In the event the Company is unable to demonstrate full compliance with an applicable Hong Kong Listing Rule in time (where no waiver has been granted by the Hong Kong Stock Exchange) upon the Effective Date, the Hong Kong Stock Exchange may request the Company to delay the Effective Date of the Primary Conversion. For the avoidance of doubt, notwithstanding the submission of the Primary Conversion Application or receipt of the Primary Conversion Exchange Acknowledgment, the Company will continue to be entitled to the Existing Waivers before the Effective Date provided that it remains primary listed on the NYSE, being a recognized stock exchange. Such Existing Waivers include, among others, the following specific waivers granted by the Hong Kong Stock Exchange on an individual basis:

Rules	Subject matter

Rule 2.07A of the Hong Kong Listing Rules	Printed corporate communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly return

Rule 19C.07(3) and 19C.07(7) of the Hong Kong Listing Rules (Note: Equivalent to the paragraphs 17 and 14(5) to Appendix 3 to the Hong Kong Listing Rules which has become effective since January 2022)	Shareholder protection requirements

Section 4.1 of the Introduction to the Takeovers Code	Not a public company in Hong Kong under Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Paragraph 41(4) and 45 of Appendix 1A to and Practice Note 5 of the Hong Kong Listing Rules	Disclosure of interests information

Details of the aforementioned Existing Waivers are set out in the Prospectus. In the event of withdrawal of any of the aforementioned Existing Waivers (including the automatic exemptions for secondary listed issuers pursuant to Rule 19C.11) upon the Effective Date, the Company would fully comply with such Hong Kong Listing Rules  and SFO and be considered a “public company in Hong Kong” for the purposes of the Takeovers Code.

1.3	Applications for Waivers in Connection with the Primary Conversion

In preparation for the Primary Conversion, the Company has sought, subject to the approval of Hong Kong Stock Exchange which may or may not be granted, the following waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules:

Rules	Subject matter

Rules 3.28 and 8.17 of the Hong Kong Listing Rules	Joint company secretaries

Rule 19A.25 of, and note 2.1 to paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing connected transaction requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the 2016 Plan

(a)	Joint Company Secretaries

Requirements under the Hong Kong Listing Rules

Rules 3.28 and 8.17 of the Hong Kong Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Hong Kong Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company appointed Mr. Ming King Chiu ( 趙 明 璟 ) (“Mr. Chiu”) of Vistra Corporate Services (HK) Limited and Ms. Songfei Li ( 李 送 霏 ) (“Ms. Li”), the Head of Capital Markets of the Company, as joint company secretaries.

Mr. Chiu currently serves as the Managing Director for Corporate Services at Vistra Corporate Services (HK) Limited, where he leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Mr. Chiu has over 15 years of experience in the company secretarial field and is currently the company secretary or joint company secretary of multiple public listed companies in Hong Kong. Mr. Chiu received a Bachelor of Arts from University of Toronto in Canada and a master of arts in professional accounting and information systems from City University of Hong Kong. He has been an associate member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute (“HKCGI”) (formerly known as The Hong Kong Institute of Chartered Secretaries) since 2003 and became a fellow member of the HKCGI since September 2015. He has been a vice-chairman of the Membership Committee and chairman of Professional Services Panel of HKCGI and a council member of HKCGI since 2020.

Ms. Li joined our Group in April 2017 as the Head of Capital Markets of the Company, mainly responsible for investor relations, investment and financing, group strategy, etc. Ms. Li has over 10 years of experience in capital markets. Prior to joining our Group, Ms. Li served as the head of investor relations of Grand Baoxin Auto Group Limited from 2014 to 2016 and Hilong Holding Limited from 2016 to 2017 (both are listed on the Hong Kong Stock Exchange). From 2011 to 2014, Ms. Li worked as an equity analyst at several financial institutions, including JPMorgan Chase. Ms. Li received her bachelor’s degree in business administration from Shanghai University of Finance and Economics in July 2008, and her master’s degree from Rutgers University in New Jersey, the United States, in May 2010, majoring in quantitative finance. Ms. Li is currently pursuing EMBA studies at China Europe International Business School.

The Company’s principal business activities are outside Hong Kong. There are practical difficulties finding persons who possess Ms. Li’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required. The Company believes that Ms. Li, by virtue of her knowledge and past experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. Further, the Company believes that it would be in the best interests of the Company and the corporate governance of the Group to have as its joint company secretary a person such as Ms. Li, who is an employee of the Company and who has day-to-day knowledge of the Company’s affairs. Ms. Li has the necessary nexus to the Board and close working relationship with management of the Company in order to perform the function of a joint company secretary and to take the necessary actions in the most effective and efficient manner. Meanwhile, Mr. Chiu will work closely with and provide assistance to Ms. Li in the discharge of their duties as joint company secretaries.

Waiver application

Accordingly, the Company has applied for a waiver from strict compliance with Rules 3.28 and 8.17 of the Hong Kong Listing Rules for a three-year period from the Effective Date, in respect of the appointment of Ms. Li as a joint company secretary of the Company, subject to the Hong Kong Stock Exchange’s approval and the conditions that (i) Ms. Li must be assisted by Mr. Chiu (being a person who possesses the qualifications or experience as required under Rule  3.28 of the Hong Kong Listing Rules and is appointed as a joint company secretary) throughout the three-year period, and (ii) the waiver can be revoked if Mr. Chiu ceases to provide such assistance to Ms. Li or if there are material breaches of the Hong Kong Listing Rules by the Company.

(b)	Use of U.S. GAAP

Requirements under the Hong Kong Listing Rules

Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules requires the Company to prepare its financial statements in financial reports to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules.

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases, the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual-primary or secondary listing in the United States and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/interim/quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the NYSE, the Company uses U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities Exchange Commission as determined by the United States Public Company Accounting Oversight Board. Upon the Effective Date, the Company will continue to use the U.S. GAAP to prepare its financial statements.

U.S. GAAP is well recognized and accepted by the global investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the

U.S. Aligning the accountings standards used for disclosures in both markets will alleviate any such confusion.

Waiver application

The Company has applied for a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix

16 to, the Hong Kong Listing Rules in respect of its financial statements and accountants’ report in listing documents and circulars, subject to the Hong Kong Stock Exchange’s approval and the conditions that:

•	the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between U.S. GAAP and IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Primary Conversion with a view to enabling investors to appraise the impact of the two accounting standards on the Company’s financial statements, with the reconciliation statement in the interim report to be reviewed by its external accountants in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the reconciliation statement in the annual reports to be audited by external accountants;

•	the Company will comply with paragraphs 30-33 of GL111-22;

•	the Company will use HKFRS or IFRS in the preparation of the Company’s financial statements in the event that the Company is no longer listed in the U.S. or has no obligation to make financial disclosure in the U.S.; and

•	this waiver, if granted, will not be applied generally and will be based on the specific circumstances of the Company.

(c)	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

The Company is a leading express delivery company in China and provide express delivery services and other value-added logistics services through its nationwide network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China (the “Relevant Business”), the Company has in place certain contractual arrangements (the “Contractual Arrangements”) and conducts the Relevant Business mainly through the consolidated affiliated entities, namely ZTO Express (“ZTO Express” or the “VIE”) and its subsidiaries (the “Consolidated Affiliated Entities”). The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Effective Date, unless they are exempt under the Hong Kong Listing Rules. The Contractual Arrangements were permissible for our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) and paragraph 3.48 of the Guidance Letter HKEX-GL112-22 confirms that we, as a Grandfathered Greater China Issuer, is allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements. For summary of the Contractual Arrangements with respect to the operations of the Relevant Business of ZTO Express, please refer to section headed “Our Holding Company Structure and Contractual Arrangements” in our annual report.

Reasons for applying for the waiver

The Board is of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the Consolidated Affiliated Entities will be consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and substantially all of the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the Consolidated Affiliated Entities through the service fees payable to the wholly-foreign owned subsidiary of the Company (the “WFOE”)), therefore the Board believes that it will not be in the interest of the Company and its Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the Consolidated Affiliated Entities and any member of the Group from time to time (including the Consolidated Affiliated Entities) (the “New Intragroup Agreements” and each of them, a “New Intragroup Agreement”) technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

The Board is also of the view that: (i) the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that fair and reasonable, and in the interests of the Company and its Shareholders as a whole; (ii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

The independent board committee, comprising all independent Directors, namely Mr. Frank Zhen Wei, Mr. Qin Charles Huang, Mr. Herman Cheng-ChunYu, Mr. Tsun-Ming (Daniel) Kao and Ms. Fang Xie, none of whom has any material interest in the transactions under the Contractual Arrangements, has been established to review and confirm that the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that are fair and reasonable, and in the interests of the Company and its Shareholders as a whole. Gram Capital Limited has been appointed as the independent financial adviser to advise the independent board committee.

Gram Capital Limited, the independent financial adviser, is also of the view that in relation to the Contractual Arrangements for the Relevant Business, it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (a) its discussion with the Directors in respect of the necessity of the Contractual Arrangements for the Relevant Business; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew Contractual Arrangements every three years or less; and (c) the fact that the duration of similar arrangements of other listed issuers on the Hong Kong Stock Exchange are normally indefinite until termination or indefinite in practice.

Furthermore, Gram Capital Limited is of the view that the continuing connected transactions in relation to the Contractual Arrangements set out above have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and the Shareholders as a whole.

Hong Kong Listing Rules implications and waiver application

The highest applicable percentage ratios under the Hong Kong Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Contractual Arrangements and the New Intragroup Agreements, the Company has applied for a waiver from strict compliance with (i) the announcement, circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules (collectively, the “Applicable Requirements”), for so long as the Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, subject, however, to the approval of the Hong Kong Stock Exchange and the following conditions:

(i)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of the independent non-executive Directors.

(ii)	No change without independent Shareholders’ approval

Save as described in paragraph (iv) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (v) below) will, however, continue to be applicable.

(iii)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive substantially all of the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIE, and the purchase price shall be the lower of the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIE is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by the VIE under the relevant exclusive business cooperation agreement, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIE.

(iv)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced without being in strict compliance with the Applicable Requirements (including obtaining the approval of the Shareholders) (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii)  in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v)	Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•	The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdco to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and Onshore Holdco during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•	The Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIE to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Group (including, for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIE will undertake that, for so long as Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, the VIE will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

(d)	Exercise Price of Options to be Granted Pursuant to the 2016 Plan

Requirements under the Hong Kong Listing Rules

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

Reasons for applying for the waiver

Since the listing of our Company’s ADSs on the NYSE in October 2016, it has been our Company’s practice to issue options exercisable into ADSs (which represents underlying Class A ordinary shares) denominated in U.S. dollars under the 2016 Plan and our Company will continue to issue options exercisable into ADSs after the Primary Conversion. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

It would be unduly burdensome for the Company and participants of the 2016 Plan if the exercise prices of the options exercisable into, among others, ADSs under the 2016 Plan were to be determined with reference to the share price of Hong Kong Stock Exchange. The waiver from Note (1) to Rule 17.03(9) of the Listing Rules is justified on the basis that:

(i)	the method for determining the exercise price of the options based on the market price of ADSs substantially replicates the requirement in Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules;

(ii)	it has been our Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, our Company will continue to grant options under the 2016 Plan with exercise prices based on the market price of its ADSs which are denominated in U.S. dollars after the Primary Conversion;

(iii)	subject to the waiver from strict compliance with Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of financial statements of the Company, the Company will continue to prepare its accounts based on the U.S. GAAP after the Effective Date which requires the Company values equity awards for financial reporting purposes based on their fair market value denominated in U.S. dollars as of the date of grant;

(iv)	the majority of the participants under the 2016 Plan reside outside of Hong Kong. The options already granted to the relevant participants under the 2016 Plan are predominantly held in the U.S. It will diminish the incentives to the participants of the 2016 Plan if the exercise price of the options were calculated with reference to the trading price of the shares on the Hong Kong Stock Exchange denominated in Hong Kong dollars; and

(v)	it will likely cause confusion to the participants under the 2016 Plan, to change the method of determining the exercise price of the options and will likely lead to significant inconvenience for those participants with regard to the management of their holdings in the Company and their corresponding financial planning. It will also cause significant administrative burdens to the Company, both from the timing and cost perspective, to change the determination and calculation of the exercise price of options and to provide the necessary training to all affected participants.

Conditions for granting the waiver and its scope

The Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules such that the Company will be able to determine the exercise price for grants under its 2016 Plan based on the higher of: (i) the per-share closing price of our Company’s ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (ii) the average per-share closing price of our Company’s ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the Hong Kong Stock Exchange’s approval and the condition that our Company shall not issue any share options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

2.	CONTINUING CONNECTED TRANSACTIONS

The Board hereby announces that on December 23, 2022, the Company entered into the CCT Agreements. Pursuant to Chapter 14A of the Hong Kong Listing Rules, the relevant counterparties of the CCT Agreements shall be regarded as connected persons of the Company upon the Effective Date as a result of their respective relationship with the directors or substantial shareholders of the Company or its subsidiaries as set out below. Accordingly, the CCT Agreements and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company upon the Effective Date.

2.1	Procurement Framework Agreement

2.1.1	Parties

(a)	The Company (for itself and on behalf of its subsidiaries)

(b)	Shanghai Mingyu (for itself and on behalf of its subsidiaries)

2.1.2	Principal terms

Pursuant to the Procurement Framework Agreement, Shanghai Mingyu shall provide logistic supplies (mainly thermal paper which is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit) to the Group and in return Shanghai Mingyu shall receive a monthly fee which shall be determined according to the pricing policies set out below.

The initial term of the Procurement Framework Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out details of the procurement arrangement (including the type, quantity, specification and unit price of the logistic supplies to be procured, and the packaging, delivery and product acceptance terms) in the manner provided in the Procurement Framework Agreement.

2.1.3	Reasons for entering into the Procurement Framework Agreement

Shanghai Mingyu is a PRC company which specializes in producing high-quality thermal paper. Thermal paper is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit, and the quality of the waybill labels is of utmost importance to the smooth operation of the Group. This is because if the quality of the waybill labels is not up to standard, the waybill labels might fall off or be damaged during transit causing information on the waybill labels (including the delivery addresses) untraceable, this may render the parcels lost in transit or cause delay in delivery and will severely affect the accuracy and efficiency of the operation of the Group’s express delivery business. Further, the Company considers that in view of the long-term cooperation between the Group and Shanghai Mingyu in the past and familiarity of Shanghai Mingyu with the Group’s operation and demands, the continuation of the procurement arrangements will ensure the stable supply of high-quality thermal paper to the Group which is essential to the smooth and efficient operation of the Group’s business, and is expected to contribute to long-term growth of the Group’s business. Therefore, the Company believes that entering into the Procurement Framework Agreement is in the best interest of the Company and its Shareholders as a whole. The Directors are of the view that the arrangements are in line with the strategic development of the Group and believe that it will bring long-term and strategic benefits to the Group.

2.1.4	Pricing policies

Before entering into any procurement agreement pursuant to the Procurement Framework Agreement, when determining the fees payable by the Group, the Group will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts of the same and/ or similar nature, (ii) the change in demand and supply of raw materials and the fluctuation in the costs of raw materials of the logistics supplies which include but not limited to the transportation cost, (iii) the quality of the products and ancillary services provided, production capacity, capability, stability in production and delivery, and the delivery schedule of the supplier/provider, and (iv) the prevailing market rates charged by comparable independent third party providers in the market for the same or comparable type of products. To ensure that the said fees are on normal commercial terms or better as compared to those quoted by third-party suppliers/providers for products of similar nature and scale, the Group will (i) regularly conduct researches on comparable companies, and (ii) obtain comparable quotations from at least three independent third-party suppliers/ providers to determine the applicable market rates for the products provided under the procurement agreements. The Group will only enter into a procurement agreement with Shanghai Mingyu if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

2.1.5	Historical amount

The Group started procuring thermal paper from Shanghai Mingyu since 2019. For the years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022, the aggregate amounts of fees paid by the Group to Shanghai Mingyu for procurement of logistic supplies were approximately RMB212.5 million, RMB197.3 million, RMB235.8 million and RMB117.5 million, respectively.

2.1.6	Annual caps

The annual caps for the fees payable by the Group to Shanghai Mingyu under the Procurement Framework Agreement for the three years ending December 31, 2023, 2024 and 2025 will be as follows:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Procurement Framework Agreement
Fees payable by the Group	308.9	358.3	412.0

2.1.7	Basis of caps

When setting the annual caps for the fees payable by the Group under the Procurement Framework Agreement, the Directors have taken into consideration the following factors:

(i)	the historical transaction amounts of fees paid by the Group to Shanghai Mingyu for procuring logistic supplies, which grew from RMB212.5 million for the year ended December 31, 2019 to RMB237.5 million for the year ended December 31, 2021 and that the slowdown in growth due to the impact of resurgence of COVID-19 pandemic in Shanghai in the first half of 2022 is expected to be temporary;

(ii)	the expected increase in demand for express delivery services in China in the three years ending December 31, 2023, 2024 and 2025 driven by the growth of China’s e-commerce industry, which is beneficial to the expansion of the Group’s express delivery services business; and

(iii)	the expected growth in the Group’s demand of thermal paper supplied by Shanghai Mingyu in the three years ending December 31, 2023, 2024 and 2025 in light of the anticipated growth of the express delivery services of the Group taking into consideration the industry environment and the Group’s business plan.

2.1.8	Hong Kong Listing Rules implications

As Shanghai Mingyu is wholly owned by Mr. Mingsong Lai, brother of Mr. Meisong Lai, and Mr. Meisong Lai is an executive Director who shall be a connected person of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules, Shanghai Mingyu shall become a connected person of the Company upon the Effective Date. Accordingly, the transactions contemplated under the Procurement Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the fees payable by the Group under the Procurement Framework Agreement exceeds 0.1% but is less than 5% on an annual basis, the Procurement Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting, and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.2	Express Delivery Service Franchise Agreements

2.2.1	Parties

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery service franchise agreement on substantially similar terms with each of the following parties:

(a)	Hangzhou Juxin (for itself and on behalf of its subsidiaries)

(b)	Ningbo Haishu (for itself and on behalf of its subsidiaries)

(c)	Shanghai Yunqinzhang (for itself and on behalf of its subsidiaries)

(d)	Wuxi Huijitong (for itself and on behalf of its subsidiaries)

2.2.2	Principal terms

Pursuant to the Franchise Agreements, relevant members of the Group (as the franchisor) will grant to each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong (and/or their respective subsidiaries, as applicable) (as the franchisee) (i) the exclusive right to operate the business in relation to the provision of the express delivery services (including the operation of the outlets that provide first-mile pickup and last-mile delivery services) using the proprietary marks of the Group within certain designated territories in China, (ii) a license to use the Group’s trademarks and logos on staff uniforms, outlets and transportation vehicles, and for promotion and advertising purposes, and (iii) the right to use the Group’s operating resources, including but not limited to the data management system. The Group shall in return receive franchise fees which consist of (i) a lump sum franchise fee and security deposit, as well as (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The franchise fees shall be determined after arm’s length negotiations between the parties in accordance with the pricing policies set out below.

The initial term of each of the Franchise Agreements is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into between the relevant parties which will set out the precise terms of franchise arrangement (including the area of franchise operation, the specific conditions of granting the franchise, the details of the franchise fees payable, the payment method and the Group’s requirements of the relevant franchisee’s operations) in the manner provided in the Franchise Agreements.

2.2.3	Reasons for entering into the Franchise Agreements

The Group is a leading express delivery company in China which provides express delivery services and other value-added logistics services through its nationwide network. It operates under a network partner model, where the Group operates the mission-critical line-haul transportation and sorting network within the express delivery service value chain, whereas the network partners operate the outlets that provide first-mile pickup and last-mile delivery services. Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong are companies principally engaged in the provision of express delivery services with a strong express logistic service network covering their respective operating areas as network partners, each of which has established existing logistics infrastructure and system, a strong service capability and customer base for first-mile pickup and last-mile delivery.

Leveraging the experience, expertise, clientele, and network and infrastructure of the franchisees, the Company believes that each of the franchise arrangements under the Franchise Agreements will enable the Group (i)  to further expand and strengthen its existing logistic network and coverage and further increase the market share of the Group with limited capital outlay and fixed costs, (ii)  to further enhance economies of scale, optimize cost structures, and improve customer experience as the Group and each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong can share their network resources, (iii)  to expand the Group’s service products and customer base, and improve customer experience given that each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong has strong service capabilities and stable customer base in Hangzhou, Ningbo, Shanghai and Wuxi, respectively, and (iv)  to further enhance the brand image and awareness of the Group. Moreover, the Company considers that in view of the positive experience in the cooperation between the Group and each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong in the past, the continuation of the franchise arrangements will be beneficial to the growth and long-term development of the Group’s business. The Directors are of the view that the arrangements are in line with the strategic development of the Group and believe that it will bring long- term and strategic benefits to the Group.

2.2.4	Pricing policies

The franchise fees payable under each of the Franchise Agreements consist of (i)  a fixed franchise fee and security deposit, and (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The amount of fixed franchise fee and security deposit is set by the Group and applies to all franchisees of the Group. The Group sets a standard range for the fixed franchise fee and the pre-determined rate for the network transit fees to be charged by the Group to all franchisees (including connected persons and/or third- party franchisees) which operates in the same geographical area. Such pricing is determined by the Group based on (i) the operating costs of the Group’s business, (ii)  factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by the franchisees. Based on the market conditions and the cost basis, the Group may evaluate and adjust the service pricing from time to time.

The Group will only enter into a franchise agreement with each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

2.2.5	Historical amounts

The Group has been cooperating with Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong under the franchise arrangements in relation to express delivery services since 2019. The historical transaction amounts in respect of franchise fees paid by these entities to the Group for the three years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022 are set out in the table below:

	Historical amounts
				for the six months ended
	for the years ended December 31,			June 30,
	2019	2020	2021	2022

	(in RMB million)
Franchise fees paid by
Hangzhou Juxin	8.7	24.0	29.3	17.2
Ningbo Haishu	79.3	120.2	120.0	65.8
Shanghai Yunqinzhang	7.1	31.5	16.8	5.6
Wuxi Huijitong	10.8	32.8	45.9	34.2

2.2.6	Annual caps

In respect of each of the Franchise Agreements, the respective annual caps for the franchise fees payable by the relevant franchisees to the Group for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Franchise fees payable by
Hangzhou Juxin	52.7	64.5	78.9
Ningbo Haishu	254.9	339.0	450.9
Shanghai Yunqinzhang	22.5	25.0	27.8
Wuxi Huijitong	90.9	101.1	112.4

2.2.7	Basis of caps

When determining the annual caps for the franchise fees payable under the relevant Franchise Agreements, the Directors have taken into consideration the following factors:

(i)	the historical transaction amounts of the franchise fees paid to the Group by the relevant franchisees, which show a growth trend in general;

(ii)	the overall stable growth of the express delivery service business in Hangzhou, Ningbo, Shanghai and Wuxi, with a growth rate in 2021 ranging from 11% to 33% based on the postal industry operation report published by the State Post Bureau of the People’s Republic of China in January 2022 (the “Postal Industry Operation Report”), the trend of which is expected to continue in the three years ending December 31, 2023, 2024 and 2025;

(iii)	the expected growth in the volume of the franchisees’ express delivery business in Hangzhou, Ningbo, Shanghai and Wuxi in the three years ending December 31, 2023, 2024 and 2025, which is estimated to be generally in line with the growth of the overall express delivery services business in the relevant regions for the same period;

(iv)	the anticipated increase in price per parcel in Hangzhou, Ningbo, Shanghai and Wuxi in the three years ending December 31, 2023, 2024 and 2025 as the competition in the express delivery industry is expected to ease during this period; and

(v)	in respect of the franchise arrangements with Shanghai Yunqinzhang and its subsidiaries, the decrease in transaction amounts in 2021 and the six months ended June 30, 2022 was due to business adjustments in 2021 and the resurgence of COVID-19 pandemic in Shanghai in the first half of 2022, respectively, the effect of which are expected to be temporary.

2.2.8	Hong Kong Listing Rules implications

As (i) Mr. Jianfa Lai is a former Director (who has resigned within 12 months prior to the date of this announcement) as well as a substantial shareholder of ZTO Express, a consolidated affiliate entity of the Company, and (ii) Mr. Meisong Lai is an executive Director, each of Mr. Jianfa Lai and Mr. Meisong Lai shall be a connected person of the Company upon the Effective Date.

As Hangzhou Juxin is held as to 70% by Ms. Mingxian Lai, sister of Mr. Jianfa Lai, Hangzhou Juxin is an associate of Mr. Jianfa Lai. Therefore, Hangzhou Juxin and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules.

As (i) Ningbo Haishu is held as to 80% by Mr. Qiu Jiangping, cousin of Mr. Jianfa Lai, (ii) Shanghai Yunqinzhang is held as to 60% by Mr. Yunzhang Lai, cousin of Mr. Meisong Lai, and (iii) Wuxi Huijitong is held as to 52% by Mr. Jianchang Lai, cousin of Mr. Jianfa Lai and brother-in-law of Mr. Meisong Lai, Ningbo Haishu, Shanghai Yunqinzhang, Wuxi Huijitong and their respective subsidiaries shall be deemed connected persons of the Company upon the Effective Date pursuant to Rule 14A.21 of the Hong Kong Listing Rules.

Accordingly, the transactions contemplated under the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

For the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, (i) the transactions under the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement and the Wuxi Huijitong Franchise Agreement are aggregated, and (ii) the transactions under the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement are aggregated.

As the highest applicable percentage ratio calculated as described above with reference to Rule 14.07 of the Hong Kong Listing Rules  in respect of each of the aggregated annual caps under the Franchise Agreements in relation to the franchise fees payable by the connected person exceeds 0.1% but is less than 5%, each of the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.3	Freight Services Agency Agreement

2.3.1	Parties

(a)	The Company (for itself and on behalf of its subsidiaries)

(b)	ZTO Yun Leng (for itself and on behalf of its subsidiaries)

2.3.2	Principal terms

Pursuant to the Freight Services Agency Agreement, the Group shall appoint ZTO Yun Leng and its subsidiaries as its agents for the provision of air freight forwarding services in relation to shipments with origins or destinations in China and ZTO Yun Leng and its subsidiaries shall in return receive agency fees.

ZTO Yun Leng and its subsidiaries will provide air freight forwarding services per the request of the Group and deliver cargo entrusted by the Group through designated airlines and routes agreed by the relevant parties. The agency fees payable by the Group are based on market rates and the weight of the cargo transported and will be settled on a monthly basis.

The initial term of the Freight Services Agency Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out details of the freight services agency arrangements (including the specific routes, charges, timing requirements, penalty for delay) in the manner provided in the Freight Services Agency Agreement.

2.3.3	Reasons for entering into the Freight Services Agency Agreement

ZTO Yun Leng and its subsidiaries are principally engaged in the provision of air freight forwarding and logistics services in the PRC. ZTO Yun Leng and its subsidiaries have been serving air freight forwarder agents of the Group since 2021 and are able to provide high quality, speedy, reliable and cost-efficient services to the Group. Taking into account the long-term cooperation between the Group and ZTO Yun Leng and its subsidiaries as well as the expected demand for the express delivery services required for the Group’s operations in the PRC, the Company believes that engaging ZTO Yun Leng and its subsidiaries as the Group’s agents for the provision of freight forwarding services after the Effective Date is in the best interest of the Company and its Shareholders as a whole.

2.3.4	Pricing policies

The agency fees to be paid by the Group in respect of each of the shipments will be determined on a case-by-case basis based on arm’s length negotiations with ZTO Yun Leng and its subsidiaries with reference to the prevailing market rates. In determining whether the Group should engage ZTO Yun Leng and its subsidiaries, the Group will take into account the freight volume and size, nature and requirements of items on freight, the route selection and resources, air freight charges otherwise offered by other independent third-party freight forwarding service providers of comparable services, the track record and reputation of other independent third-party freight forwarding service providers as compared with ZTO Yun Leng and its subsidiaries. To ensure that the said fees are on normal commercial terms or better as compared to those quoted by more than two third- party providers for services of similar nature and scale, the Group will on an annual basis conduct researches on comparable companies on selected routes to determine the applicable market rates for the air freight forwarding services. The Group will only enter into an agency agreement with ZTO Yun Leng (or its subsidiaries) if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

2.3.5	Historical amounts

ZTO Yun Leng and its subsidiaries have been providing air freight forwarding services to the Group as its agents since December  2021. For the one month ended December 31, 2021, and the six months ended June 30, 2022, the aggregate amounts of agency fees paid by the Group to ZTO Yun Leng and its subsidiaries were approximately RMB5.9 million and RMB29.8 million, respectively.

2.3.6	Annual caps

The annual caps for the agency fees payable by the Group to ZTO Yun Leng and its subsidiaries under the Freight Services Agency Agreement for the three years ending December 31, 2023, 2024 and 2025 will be as follows:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Freight Services Agency Agreement
Agency fees to be incurred by the Group	92.0	106.7	122.7

2.3.7	Basis of caps

When determining the annual caps in respect of agency fees to be incurred by the Group under the Freight Services Agency Agreement, the Directors have taken into consideration the following factors:

(i)	the historical transaction amounts of agency fees incurred by the Group for air freight forwarding services provided by ZTO Yun Leng and its subsidiaries during December 2021 and the six months ended June 30, 2022; and

(ii)	the expected growing demands of the Group of air freight forwarding services to be provided by ZTO Yun Leng and its subsidiaries for the three years ending December 31, 2023, 2024 and 2025 based on the expected growth in the express delivery services of the Group which is, in turn, based on the business plan of the Group.

2.3.8	Hong Kong Listing Rules implications

As ZTO Yun Leng is ultimately beneficially held (i) as to approximately 41.5% by Mr. Meisong Lai and his brother, Mr. Mingsong Lai, and (ii) as to approximately 18% by ZTO Express, a consolidated affiliate entity of the Company, ZTO Yun Leng and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Freight Services Agency Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the annual cap for the agency fees to be incurred by the Group exceeds 0.1% but is less than 5%, the Freight Services Agency Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.4	Warehouse Storage Framework Agreement and Express Delivery Services Framework Agreement

2.4.1	Parties

(a)	The Company (for itself and on behalf of its subsidiaries)

(b)	ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries)

2.4.2	Principal terms

Warehouse Storage Framework Agreement

Pursuant to the Warehouse Storage Framework Agreement, ZTO Cloud Warehouse and its subsidiaries shall provide warehouse storage services to the Group and ZTO Cloud Warehouse shall in return receive storage fees from the Group.

The initial term of the Warehouse Storage Framework Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Express Delivery Services Framework Agreement

Pursuant to the Express Delivery Services Framework Agreement, the Group shall provide express delivery services to ZTO Cloud Warehouse and its subsidiaries in exchange for service fees.

The initial term of the Express Delivery Services Framework Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

The payment terms of the express delivery services received vary depending on the content of the services required and would typically be settled in full after completion of the express delivery services, and may entail the payment of deposits of a size determined by the nature of services that are required to be provided.

Separate underlying agreements will be entered into under each of the Warehouse Storage Framework Agreement and Express Delivery Services Framework Agreement which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in each of the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement.

2.4.3	Reasons for entering into the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement

ZTO Cloud Warehouse and its subsidiaries are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and express delivery services in China. The Group has been an investor of ZTO Cloud Warehouse since its inception in 2018 as part of its strategic investment in warehouse transportation, and has been cooperating with ZTO Cloud Warehouse and its subsidiaries in express delivery services since then; ZTO Cloud Warehouse and its subsidiaries have been providing warehouse storage services to the Group since 2021. As the Group is a leading express delivery service provider and has nationwide express delivery services networks, ZTO Cloud Warehouse and its subsidiaries have also been procuring the Group’s express delivery services in connection with its warehouse operations.

On one hand, the Directors consider that the acceptance of the high-quality warehouse storage services provided by ZTO Cloud Warehouse and its subsidiaries has satisfied, facilitated and will continue to facilitate the operation of the Group’s business. On the other hand, the Group’s provision of express delivery services to ZTO Cloud Warehouse and its subsidiaries, which is in the ordinary course of business of the Group, generated steady revenue stream to the Group. Taking into account of the above and given the long-term business relationship and the shared brand between the Group and ZTO Cloud Warehouse and its subsidiaries, the Directors are of the view that the continued cooperation with ZTO Cloud Warehouse and its subsidiaries in warehouse storage services and express delivery services by entering into of the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement will be beneficial to the smooth operation and growth of the both parties’ business, the continuation and deepening of the strategic cooperation between the Group and ZTO Cloud Warehouse and its subsidiaries, and the enhancement the overall brand awareness of the Group, and will enhance the utilization efficiency of the warehouse and express delivery services resources of the Group, which is in line with the long- term strategic development plan of the Group. Accordingly, the Directors consider that it is in the interest of and beneficial to the Company and its Shareholders as a whole to allow continuing connected transactions on normal commercial terms as contemplated under the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement.

2.4.4	Pricing policies

In determining whether the Group should engage ZTO Cloud Warehouse and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, and vice versa. In particular:

a)	For the warehouse storage services, the storage fee shall be determined with reference to the type, size and volume of parcels, the location of the warehouse and the relevant party/customers’ specific requirements as well as storage fees charged by independent third-party warehouse services providers. To ensure that the storage fee is on normal commercial terms or better, the Group will seek quotations from at least two service providers.

b)	For the provision of express delivery services, the network transit fees are fees payable to the Group in connection with the services the Group provides which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. Such pricing applies to all customers (whether connected persons or not) and is determined by the Group based on (i) the operating costs of the Group’s business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by its customers.

The Group will only enter into a services agreement with ZTO Cloud Warehouse and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii)  it is in the best interests of the Company and its Shareholders as a whole. Services provided under the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement will be at the market price charged by independent third parties and on normal commercial terms.

2.4.5	Historical amounts

ZTO Cloud Warehouse and its subsidiaries have been providing warehouse storage services to the Group since early 2021. The Group has been providing express delivery services to ZTO Cloud Warehouse and its subsidiaries since 2018. The historical transaction amounts of the warehouse storage fees paid by the Group and the services fees for the provision of the delivery services received by the Group for the three years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022 are as follows:

	Historical amount
	for the years ended December 31,			for the six months ended June 30,
	2019	2020	2021	2022

	(in RMB million)
Warehouse Storage Framework Agreement
Storage fees paid by the Group	–	–	16.3	17.7

Express Delivery Services Framework Agreement
Service fees for the provision of express delivery services received by the Group	32.7	45.3	68.7	201.9

2.4.6	Annual caps

In respect of the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement, the annual caps for the relevant transactions for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Warehouse Storage Framework Agreement
Storage fees payable by the Group	42.0	44.0	46.0

Express Delivery Services Framework Agreement
Service fees for the provision of express delivery services to be received by the Group	531.0	616.0	708.4

2.4.7	Basis of caps

Warehouse Storage Framework Agreement

When determining the annual caps in respect of the storage fees payable by the Group under the Warehouse Storage Framework Agreement, the Directors have taken into consideration the following factors:

(iii)	the historical amount of the storage fees paid by the Group to ZTO Cloud Warehouse and its subsidiaries, which commenced in early 2021 and started to stabilize in 2022;

(iv)	the expected relatively stable demand of the Group of the warehouse storage services to be provided by ZTO Cloud Warehouse and its subsidiaries in the three years ending December 31, 2023, 2024 and 2025 with moderate increase of around 5% each year in light of the expected growth of the express delivery services of the Group; and

(v)	the stable supply of the warehouse storage services by ZTO Cloud Warehouse and its subsidiaries in the past based on its warehouse availabilities and the expected steady supply in the three years ending December 31, 2023, 2024 and 2025.

Express Delivery Services Framework Agreement

When determining the annual caps in respect of the Express Delivery Services Framework Agreement, the Directors have taken into consideration the following factors:

(i)	the historical amount of the service fees received by the Group for the provision of express delivery services to ZTO Cloud Warehouse and its subsidiaries which grew quickly in the three years ended December 31, 2019, 2020 and 2021, but even more significantly in the six months ended June 30, 2022 (by nearly 200% as compared to the full year of 2021) as a result of the rapid expansion of the business of ZTO Cloud Warehouse and its subsidiaries in particular in the first half of 2022;

(ii)	the expected continual growth of the business of ZTO Cloud Warehouse and its subsidiaries at a relatively stable rate in the three years ending December 31, 2023, 2024 and 2025 on the basis of the expansion of business networks and customer base in the first half of 2022; and

(iii)	the expected increase in demands of the Group’s delivery services of ZTO Cloud Warehouse and its subsidiaries in the three years ending December 31, 2023, 2024 and 2025 in light of the growth of the business of ZTO Cloud Warehouse and its subsidiaries.

2.4.8	Hong Kong Listing Rules implications

Mr. Meisong Lai is an executive Director and holder of the approximately 77.6% of the voting rights of the Company as at September 30, 2022. As ZTO Cloud Warehouse is held (i) as to approximately 24.55% by a company controlled by Mr. Meisong Lai, and (ii) as to approximately 16.36% indirectly by the Group, ZTO Cloud Warehouse is an associate of Mr. Meisong Lai. As such, ZTO Cloud Warehouse and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the annual cap for (i) the storage fees to be paid by the Group under the Warehouse Storage Framework Agreement, and (ii) the fees to be received by the Group under the Express Delivery Services Framework Agreement each exceeds 0.1% but both are less than 5%, the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.5	ZTO Freight Transportation and Logistics Services Agreement

2.5.1	Parties

(a)	The Company (for itself and on behalf of its subsidiaries)

(b)	ZTO Freight (for itself and on behalf of its subsidiaries)

2.5.2	Principal terms

Pursuant to the ZTO Freight Transportation and Logistics Services Agreement, ZTO Freight and its subsidiaries shall provide the Group with transportation and logistics services in China.

The initial terms of the ZTO Freight Transportation and Logistics Services Agreement is from the Effective Date to December 31, 2025, subject to renewal in annual basis upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the ZTO Freight Transportation and Logistics Service Agreement.

2.5.3	Reasons for entering into the ZTO Freight Transportation and Logistics Services Agreement

ZTO Freight and its subsidiaries are principally engaged in the provision of one-stop transportation and logistic services in China. The Group first acquired equity interest in ZTO Supply Chain Management Co., Ltd. (now a subsidiary of ZTO Freight) in 2016 as part of its strategic investment and ZTO Supply Chain Management Co., Ltd. has been providing transportation and logistics services to the Group since 2016 to supplement the Group’s own express delivery services, in particular in periods of sudden surge in demand when the Group’s own transportation capacities may not be sufficient. ZTO Freight and its subsidiaries focus on transportation and logistic services and operate in certain areas in which the Group operates. Therefore, ZTO Freight and its subsidiaries are able to provide high quality, reliable and cost-efficient transportation and logistic services to the Group in support of the Group’s express delivery services, providing flexibility to the Group’s operation while satisfying the transportation demand of the Group’s customers. Given the long business relationship between the parties, ZTO Freight and its subsidiaries and the Group have established smooth cooperation in transportation and logistics services in various regions. It is expected that the continuing cooperation with ZTO Freight and its subsidiaries in transportation and logistics services will be beneficial to the smooth operation and growth of the Group’s business, which will also contribute to creating synergy along the transportation value chain of the Group and ZTO Freight. Accordingly, the Directors consider that it is in the interest of and beneficial to the Group and its Shareholders as a whole to continue procuring transportation and logistics services from ZTO Freight and its subsidiaries and enter into of the ZTO Freight Transportation and Logistics Services Agreement.

2.5.4	Pricing policies

In determining whether the Group should engage ZTO Freight and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, taking into account the volume of business. To ensure that the price is on normal commercial terms or better, the Group will on an annual basis re-elect the service providers for major routes and send the invitation for quotation to at least two service providers. The Group will only enter into a transportation and logistics services agreement with ZTO Freight and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

2.5.5	Historical amounts

The Group commenced to engage ZTO Freight and its subsidiaries for the provision of transportation and logistics services in 2016. For the years ended December 31, 2019, 2020, and 2021 and the six months ended June  30, 2022, the aggregate amounts of service fees paid by the Group to ZTO Freight and its subsidiaries were approximately RMB63.8 million, RMB47.5 million, RMB56.6 million and RMB31.7 million, respectively.

2.5.6	Annual caps

In respect of the ZTO Freight Transportation and Logistics Services Agreement, the annual caps for the service fees payable by Group for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Service fees payable by the Group	64.0	64.0	64.0

2.5.7	Basis of caps

When determining the annual caps in respect of the service fees to be paid by the Group under the ZTO Freight Transportation and Logistics Services Agreement, the Directors have taken into consideration the following factors:

(i)	the historical amount of transportation and logistic services fees paid by the Group to ZTO Freight and its subsidiaries, which reached a peak in 2019, slightly dropped during the two years ended December 31, 2020 and 2021 and picked up again during the six months ended June 30, 2022;

(ii)	the maximum capacity of ZTO Freight and its subsidiaries to provide transportation and logistic services to its customers (including the Group), which is determined by the loading rate of ZTO Freight in a given period of time; and

(iii)	the expected demand of the Group of the transportation and logistic services to be provided by ZTO Freight and its subsidiaries, which is supplemental in nature but may reach a high level from time to time depending on the actual demand of the Group’s customers and seasonality.

2.5.8	Hong Kong Listing Rules implications

Mr. Meisong Lai is an executive Director and holder of the approximately 77.6% of the voting rights of the Company as at September 30, 2022. As ZTO Freight is held (i) as to approximately 25.35% by companies controlled by Mr. Meisong Lai, an executive Director and controlling shareholder of the Company, together with his brother, Mr. Mingsong Lai, and (ii) as to approximately 17.25% by the Group, ZTO Freight is an associate of Mr. Meisong Lai. As such, ZTO Freight and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the ZTO Freight Transportation and Logistics Services Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the service fees to payable by the Group on an annual basis exceeds 0.1% but is less than 5%, the ZTO Freight Transportation and Logistics Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.6	Property Leasing Framework Agreements

2.6.1	Parties

The Company (for itself and on behalf of its subsidiaries) entered into a property leasing framework agreement on substantially similar terms with each of the following parties in respect of the lease of the Group’s properties:

(a)	Shanghai Mingyu (for itself and on behalf of its subsidiaries)

(b)	ZTO Yun Leng (for itself and on behalf of its subsidiaries)

(c)	ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries)

(d)	ZTO Freight (for itself and on behalf of its subsidiaries)

2.6.2	Principal terms

Pursuant to the Property Leasing Framework Agreements, the Group will (i) lease certain properties (mainly office premises, warehouses and sorting hubs) owned by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries for logistics, warehousing operations, as office and other related business operations; and (ii) the rent and related expenses (including utility fees) to be paid by the relevant lessees will be at the market price charged by independent third parties and on normal commercial terms. The rent will be payable by the relevant lessees to the Group in a lump sum, on quarterly or half-yearly basis or accordingly to the pre-determined payment schedule as determined by the specific underlying lease agreement.

The initial term of each of the Property Leasing Framework Agreements is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out the details of the property to be leased, the rent and other fees and expenses payable by the lessees to the Group, the payment schedule, and other details of the property leasing arrangements in the manner provided in the relevant Property Leasing Framework Agreement. The term of the individual leases generally range from one year to three years.

2.6.3	Reasons for entering into the Property Leasing Framework Agreements

The Group has been leasing properties to ZTO Cloud Warehouse and ZTO Freight since 2017 and 2016, respectively, and to Shanghai Mingyu and ZTO Yun Leng since 2021, for their respective businesses which operate in close proximity of the Group’s properties, and such lessees have established operations on the Group’s properties. By entering into the Property Leasing Framework Agreements and continuing to lease the relevant properties to the lessees, the Group will be able to fully utilize its properties, generate additional revenue stream from the rental income, and minimize disruptions to the lessees’ businesses, which will also be beneficial to the Group’s own business as each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, ZTO Freight and their respective subsidiaries have business cooperation with the Group as detailed in the above sections.

The Directors are of the view that the Property Leasing Framework Agreement will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms, which are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

2.6.4	Pricing policies

To ensure that the rent and related expenses payable by the relevant lessees to the Group are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, such amounts will be determined based on arm’s length negotiation between the parties taking into accounts factors including (i) the prevailing market rental rates of properties of similar functions (e.g. office premises, warehouses) nearby or in comparable regions (sometimes there may be no comparable property in the same geographical region, and the Group will then consider the rate of similar properties in a reasonably comparable region, for example, the rent of a warehouse in a suburban area of a city will be compared to rent of warehouses in other suburban areas of the same city), (ii) the type of properties and the Group’s acquisition and maintenance costs for such properties (if applicable), and (iii)  gross floor area and location. The Group, on a quarterly basis, will conduct market research by visiting the area where the properties are located to enquire on the market price from local property agents and/or seek quotation from online property agency platforms for properties of similar functions nearby or in comparable regions.

2.6.5	Historical amounts

In respect of the properties leased by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries, the historical transaction amounts were set out in the table below:

	Historical amounts
	for the years ended December 31,			for the six months ended June 30,
	2019	2020	2021	2022

	(in RMB million)
Rent and related expenses paid by
Shanghai Mingyu	–	–	1.7	0.3
ZTO Yun Leng	–	–	4.2	0.5
ZTO Cloud Warehouse	9.7	17.2	33.4	11.5
ZTO Freight	18.0	12.6	16.0	10.3

2.6.6	Annual caps

The annual caps for the rent and related expenses payable by the relevant lessees to the Group under the Property Leasing Framework Agreements for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Rent and related expenses payable by
Shanghai Mingyu	2.3	2.6	2.9
ZTO Yun Leng	1.0	1.1	1.2
ZTO Cloud Warehouse	50.0	57.5	65.0
ZTO Freight	58.4	78.4	98.4

2.6.7	Basis of caps

When determining the annual caps for the rent and related expenses payable by the relevant lessees to the Group under the Property Leasing Framework Agreements, the Directors have taken into account the following factors:

(i)	the historical transaction amounts of the rent and related expenses paid to the Group for the three years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022 under the property leasing arrangements between the relevant lessees and the Group;

(ii)	the fact that one-off renovation fees for warehouses in the amount of approximately RMB3.8 million were covered under the relevant lease agreement between ZTO Yun Leng and the Group in 2021 but such fees are not expected to be covered in future lease agreements to be entered into pursuant to the Property Leasing Framework Agreements; and

(iii)	the expected signing of new property leases and renewal of existing leases to meet business needs of the relevant lessees in the three years ending December 31, 2023, 2024 and 2025, in particular (a) the expected increase in the gross floor area to be leased by ZTO Freight and its subsidiaries for a number of new sorting hubs to be established over the course of 2022 to 2024 in various parts of China, (b) the expected increase in the gross floor area of warehouses to be leased by ZTO Cloud Warehouse and its subsidiaries with the expansion of their business, and (c) the relative stable demand of properties from Shanghai Mingyu and ZTO Yun Leng with slight increase in the amount of utilities and other expenses payable.

2.6.8	Hong Kong Listing Rules implications

Based on the relationship between the Group and each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight described in the sections 2.1 to 2.5 above, the transactions contemplated under the Property Leasing Framework Agreements shall constitute continuing connected transactions of the Company upon the Effective Date.

In light of the relationship of each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight with Mr. Meisong Lai, for the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, the transactions under all of the Property Leasing Framework Agreements are aggregated.

As the highest applicable percentage ratio of the transactions under the Property Leasing Framework Agreements (on an annual aggregate basis) for the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules exceeds 0.1%, but is less than 5%, the Property Leasing Framework Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.7	Opinion of Directors

The Directors (including the independent non-executive Directors but excluding any Director required to abstain from voting) are of the view that the terms of the CCT Agreements are fair and reasonable and that the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole.

Save and except for Mr. Meisong Lai, no Director has abstained from voting on the relevant resolutions of the Board in relation to the CCT Agreements and transactions contemplated thereunder.

2.8	Internal Control Measures

In order to ensure that the terms under the relevant CCT Agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

•	the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Group, including but not limited to the business (including but not limited to the procurement department and the demand department), finance, and compliance and legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company’s continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

o	when considering the pricing policies and fees to be provided to and by the Group, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

o	where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/fees provided by or to the Group and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quote in respect of the capabilities of the counterparty, and market practices.

o	in addition to referencing prevailing market rates and/or historical transactions or in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected cost of and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the provision of express delivery services, the senior management of the Group will collectively formulate a uniform pricing standard for each region of the Group’s operations based on the historical pricing and profits for the specific region. The management of the Group in the respective regions will formulate the price list that applies to a specific network partner in accordance with the pricing policies of the Group under the relevant framework agreement on the basis of the pricing standard set by the Group for such region, and submit it to the Group’s internal system for approval by the business department and the senior management of the Group. After such approval is obtained, the price list will be directly sent to the billing system and form the basis of network transit fees payable to the Group under the specific contract in the Group’s computer system. Any subsequent alteration to the price list needs to go through the whole approval process. The fees receivable by the Group under the specific contract will be based on the fees recorded in the Zhongtian system (its self- developed and centralized technology system, which tracks each delivery order and calculates the network transit fees payable to the Group), and invoicing or settlement process cannot be completed if the amount to be charged is inconsistent with the records in the system. Moreover, the policy management department and the revenue management department will conduct data inspections on a monthly basis to ensure the consistency of pricing practices in the same region. If any unreasonable pricing practice is detected, then these departments will issue warnings and rectification orders.

o	in addition to the business department, the finance, and compliance and legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Hong Kong Listing Rules.

o	after a specific agreement is signed, the performance of the transactions thereunder (including the calculation and settlement of fees) will be conducted through the Group’s proprietary Zhongtian system which will not process or record non-compliant transactions. Any change to the terms of the transactions will need to be reviewed and approved by the relevant internal departments of the Company. The business department and finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Group after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise such annual cap in accordance with the relevant internal procedures and re- comply with the requirements under the Hong Kong Listing Rules.

•	the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 of the Hong Kong Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company’s financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Hong Kong Listing Rules as applicable.

2.9	Information on the parties

2.9.1	The Company and the Group

The Company was incorporated in the Cayman Islands in 2015 and listed on the Main Board of the Hong Kong Stock Exchange by way of secondary listing. The Group provides leading express delivery services by utilizing the “network partner model”. Through the Company’s network and together with its network partners, the Company provides domestic and international express delivery services supplemented by other value-added services.

2.9.2	The connected persons

For information on Shanghai Mingyu, Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang, Wuxi Huijitong, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight, including their principal business activities and relationship with the Company, please refer to the sub-sections headed “2.1.3 Reasons for entering into the Procurement Framework Agreement”, “2.2.3 Reasons for entering into the Franchise Agreements”, “2.3.3 Reasons for entering into the Freight Services Agency Agreement”, “2.4.3 Reasons for entering into the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement”, “2.5.3 Reasons for entering into the ZTO Freight Transportation and Logistics Services Agreement” , and “2.6.3 Reasons for entering into the Property Leasing Framework Agreements” , and the sub-sections numbered 2.1.8, 2.2.8, 2.3.8, 2.4.8, 2.5.8, and 2.6.8, each headed “Hong Kong Listing Rules implications” in this announcement, respectively.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND ISSUANCE MANDATE

In order to give the Company the flexibility to issue Shares where appropriate, an ordinary resolution will be proposed at the First GM to approve the grant of (i) a share repurchase mandate to the Directors to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the Directors to allot, issue or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate.

The share repurchase mandate and issuance mandate are subject to the approval of the Shareholders by way of ordinary resolutions at the First GM.

4.	PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Company proposes to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 to the Hong Kong Listing Rules; and (ii) incorporate certain consequential and housekeeping amendments. The new Articles of Association, subject to the Shareholders’ approval at the First GM, will come into effect on the Effective Date. Further details on the new Articles of Association will be set out in the circular to be despatched to the Shareholders.

5.	SHARE INCENTIVE PLANS

As the Company is a secondary listed issuer pursuant to Chapter 19C of the Hong Kong Listing Rules, the Company’s share incentive plans are currently not subject to Chapter 17 of the Hong Kong Listing Rules pursuant to Rule 19C.11 of the Hong Kong Listing Rules. Subsequent to the Primary Conversion, the Company will be subject to Chapter 17 of the Hong Kong Listing Rules. It is further noted that the Hong Kong Stock Exchange has published conclusions to the consultation paper on the proposed amendments to the Hong Kong Listing Rules relating to share schemes of listed issuers in July 2022, and certain amendments to Chapter 17 of the Hong Kong Listing Rules shall take effect on January 1, 2023, which will be applicable to the Company upon Primary Conversion.

The existing share incentive plans of the Company are set out as follows:

5.1	The 2016 Plan

The 2016 Plan was first adopted by the Company in June 2016 for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with that of the Company. The Company has a history of granting share incentive rewards (whether in the form of options, restricted share units, or equivalent rewards) on a recurring and regular basis to the Group’s employees and management. These grants form part of the Group’s remuneration and performance reward package. For further details of the 2016 Plan, please refer to “Directors and Senior Management – Compensation” of the Prospectus.

After the Primary Conversion, the Company will continue to use the 2016 Plan for granting share options and awards, and such options and awards will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Plan.

The Company undertakes that no new shares of the Company will be issued for the share award grants made or to be made pursuant to the 2016 Plan. In the case where shares are purchased from the market for fulfilling the vesting or exercise of the share awards (including where the number of existing shares held by the trust are insufficient to satisfy the number of share award grants of up to the maximum scheme limit), such on-market purchase of shares shall be conducted by the trustee and the shares purchased will be held under the trust for the benefit of the 2016 Plan.

The Company will comply with the Hong Kong Listing Rules applicable to the share schemes involving existing shares of the Company with effect from the Effective Date. In particular, the Company will:

(a)	comply with the disclosure requirements as set out in Rule 17.12(1), to include the information set out in Rule 17.07(1) in its annual report, including information relating to the grant of options and awards to each of its directors, the five highest paid individuals during the financial year in aggregate and other grantees in aggregate, and a summary of each share scheme as required under Rule 17.09;

(b)	comply with the requirements as set out in Rules 17.12(2) and 17.05A by requiring the trustee holding the shares underlying awards that are unvested under of the 2016 Plan to abstain from voting on matters that require shareholders’ approval under the Hong Kong Listing Rules;

(c)	in respect of the scheme limit, undertake that, with effect from the Effective Date, the Company will no longer further increase the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; and

(d)	not issue new shares for the purpose of the share awards granted or to be granted pursuant to the 2016 Plan.

5.2	Cash Incentive Scheme through ZTO ES

The Company also operates another cash incentive scheme through certain onshore partnerships. ZTO ES is a BVI-incorporated company that serves as an employee shareholding platform that allows the Company’s directors and employees to receive cash incentives by becoming limited partners of the partnerships that hold interests in ZTO ES. Each recipient of such partnership interest is entitled to the economic rights associated with the number of the Company’s Class  A ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to: (i) receive dividends (if any) on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. These partnership interests are granted to directors and employees of the Company as incentives in lieu of cash bonus to them, and there is no vesting period or exercise price associated with these grants of partnership interest to them.

Notwithstanding that ZTO ES is a cash-only incentive scheme, the Company undertakes to procure ZTO ES to abstain from voting on matters that require shareholders’ approval under the Hong Kong Listing Rules for all the shares of the Company held ZTO ES, in line with the requirement under Rules 17.12(2) and 17.05A of the Hong Kong Listing Rules. The Company further undertakes to comply with the regulatory intent as set out in Rule 17.12(1) to the extent applicable, to disclose in the annual report the relevant details of ZTO ES platform, including but not limited to, the total number of shares that correspond to the economic interests awarded (i) each director of the Company together with the corresponding date of grant, (ii) the five highest paid individuals during the financial year in aggregate and (iii) grants made to other grantees in aggregate, and negative statements to the extent certain provisions in the Rule 17.09(1) are inapplicable to ZTO ES.

Notwithstanding the above, in the case where the Company refreshes the scheme mandate of its existing scheme, or amends the terms of the existing scheme, or adopts new share incentive plan(s) after the expiry of the 2016 Plan, all of the then existing share incentive plan(s) of the Company will be required to comply with Chapter 17 of the Hong Kong Listing Rules. In respect of ZTO ES, the Company’s undertakings as set out above shall continue to apply.

6.	GENERAL

An First GM will be convened for Shareholders to consider and, if thought fit, approve resolutions relating to, among other things: (i) the proposed adoption of the new Articles of Association; and (ii) the share repurchase mandate and issuance mandate.

A circular containing, among other things, (i) further information in relation to the proposed adoption of the new Articles of Association, (ii) further details of the share repurchase mandate and issuance mandate, and (iii) a notice convening the First GM will be despatched to the Shareholders as soon as practicable in accordance with the Hong Kong Listing Rules. The Company will make further announcement(s) to inform the Shareholders of the results of the First GM, and as and when appropriate.

As at the date of this announcement, the Primary Conversion is conditioned on and subject to, among other things, the compliance with the Hong Kong Listing Rules and Company’s obtaining the necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion as and when appropriate in accordance with the applicable rules and regulations.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of the Company’s securities. Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2016 Plan”	the Company’s share incentive plan adopted in June 2016 as amended from time to time

“ADS(s)”	American Depositary Shares (each representing one Class A ordinary share)

“Articles of Association”	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on June 2, 2021

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“CCT Agreements”	the Procurement Framework Agreement, the Franchise Agreements, the Freight Services Agency Agreement, the Warehouse Storage Framework Agreement, the Express Delivery Services Framework Agreement, the ZTO Freight Transportation and Logistics Services Agreement and the Property Leasing Framework Agreements

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Effective Date”	the date, expected to be May 1, 2023, on which the Primary Conversion will become effective

“Express Delivery Services Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse in relation to the provision of express delivery services by the Group to ZTO Cloud Warehouse and its subsidiaries

“First GM”	the first upcoming general meeting of the Company, which will be convened before the Primary Conversion

“Franchise Agreements”	the Hangzhou Juxin Framework Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement

“Freight Services Agency Agreement”	the framework agreement entered into by the Company with ZTO Yun Leng in relation to the procurement of air freight forwarding services by the Group from ZTO Yun Leng and its subsidiaries (as agents)

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Hangzhou Juxin”	Hangzhou Juxin Express Delivery Service Co., Ltd. (杭州聚欣 快遞服務有限公司), a company established under the laws of the PRC

“Hangzhou Juxin Franchise Agreement”	the framework agreement entered into by the Company with Hangzhou Juxin in relation to the grant of the exclusive rights by the Group (as the franchisor) to Hangzhou Juxin (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Hangzhou Juxin

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards

“Ningbo Haishu”	Ningbo City Haishu Zhongkuai Logistics Co., Ltd. (寧波市海曙中快物流有限公司), a company established under the laws of the PRC

“Ningbo Haishu Franchise Agreement”	the framework agreement entered into by the Company with Ningbo Haishu in relation to the grant of the exclusive rights by the Group (as the franchisor) to Ningbo Haishu (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Ningbo Haishu

“NYSE”	New York Stock Exchange

“PRC”	the People’s Republic of China

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange

“Procurement Framework Agreement”	the framework agreement entered into by the Company and Shanghai Minyu in relation to the procurement of logistic supplies (mainly thermal paper) by the Group from Shanghai Mingyu and its subsidiaries

“Property Leasing Framework Agreements”	the framework agreement entered into by the Company with each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, and ZTO Freight in relation to the leasing of properties owned by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, and ZTO Freight and their respective subsidiaries

“Prospectus”	the Company’s prospectus published on September 17, 2020 in connection to its offering of shares for subscription by the public in Hong Kong

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“Shanghai Mingyu”	Shanghai Mingyu Barcode Technology Ltd. (上海銘育條碼技術有限公司), a company established under the laws of the PRC

“Shanghai Yunqinzhang”	Shanghai Yunqinzhang Express Delivery Co., Ltd. (上海雲琴樟速遞有限公司), a company established under the laws of the PRC

“Shanghai Yunqinzhang Franchise Agreement”	the framework agreement entered into by the Company with Shanghai Yunqinzhang in relation to the grant of the exclusive rights by the Group (as the franchisor) to Shanghai Yunqinzhang (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Shanghai Yunqinzhang

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs, as approved by the Securities and Futures Commission of Hong Kong (as amended from time to time)

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. GAAP”	Generally Accepted Accounting Principles in the U.S.

“Waivers”	exemptions and waivers sought by the Company in connection to the Primary Conversion set out in paragraph 1.3 above

“Warehouse Storage Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse in relation to the procurement of warehouse storage services by the Group from ZTO Cloud Warehouse and its subsidiaries

“Wuxi Huijitong”	Wuxi Huijitong Express Delivery Co., Ltd. (無錫市匯吉通快遞有限公司), a company established under the laws of the PRC

“Wuxi Huijitong Franchise Agreement”	the framework agreement entered into by the Company with Wuxi Huijitong in relation to the grant of the exclusive rights by the Group (as the franchisor) to Wuxi Huijitong (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Wuxi Huijitong

“ZTO Cloud Warehouse”	ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司), a company established under the laws of the PRC

“ZTO ES”	Zto Es Holding Limited, a company incorporated in the British Virgin Islands

“ZTO Express”	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company

“ZTO Freight”	ZTO Freight (Cayman) Inc., a company incorporated under the laws of the Cayman Islands

“ZTO Freight Transportation and Logistics Services Agreement”	the framework agreement entered into by the Company with ZTO Freight in relation to the procurement of transportation and logistics services by the Group from ZTO Freight and its subsidiaries

“ZTO Yun Leng”	ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (中通雲冷網絡科技（浙江）有限公司), a company established under the laws of the PRC

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.

By order of the Board

ZTO Express (Cayman) Inc.

Meisong LAI

Chairman

Hong Kong, December 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.